

Mail Stop 3561

January 20, 2016

Jeffrey P. Pritchett
Chief Financial Officer
Innerworkings, Inc.
600 West Chicago Avenue, Suite 850
Chicago, Illinois 60654

> **Re:** **Innerworkings, Inc.**
> **Form 10-K for the Year Ended December 31, 2014**
> **Filed March 6, 2015**
> **File No. 000-52170**

Dear Mr. Pritchett:

We have reviewed your January 13, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2014

Financial Statements

Notes to Consolidated Financial Statements

3. Acquisitions, page 44

1. We note from your response to prior comment 5 that experience with similar acquisitions is considered in your determination of the fair value of the contingent consideration liability. Given the significant amounts of income recorded in recent years related to the change in fair value of contingent consideration, please tell us how, if you consider experience with similar acquisitions, you continue to have material amounts of income recorded as adjustments to the liability subsequent to the acquisitions. In this regard, although the change in the contingent consideration liability for Production Graphics may

relate to alleged inflation of financial results by the previous owner, your more recent DB Studios acquisition also has a significant change in contingent consideration liability. In addition, we note that the initial cash consideration paid for the 2013 DB Studios acquisition was $6.5 million and the contingent consideration recorded in purchase accounting was $36 million. Please tell us why this acquisition was structured so that the cash price at acquisition was much less significant than amounts to be paid in subsequent years. Your response should fully address your process for estimating the contingent consideration liability at the date of acquisition, how the forecasted results of the acquired entities are determined, and how you determine the discount rates used in your analysis. We may have further comment upon receipt of your response.

17. Business Segments, page 59

2. We note from your response to our prior comment 7 that you do not record each revenue transaction to a specific product or service category and therefore you believe it is impracticable to report your revenue by each product or service, or similar product or service category. However, we note from your discussion in MD&A and your earnings calls that you attribute the changes in gross profit in 2014 to favorable product category mix. In light of this apparent analysis by product category, please provide us further detail as to why you are not able to provide the disclosures required by ASC 280-10-50-40. Please note that this disclosure is not required for each product category, but products may be grouped into larger, similar categories.

You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure